EXHIBIT 99.1

Electra Completes Financing and Debt Restructuring, Fully Funding North America’s First Cobalt Sulfate Refinery

TORONTO, Oct. 22, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM), a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries, today announced the closing of its US$34.5 million financing and US$40 million debt equitization, marking a major transformation of its balance sheet and funding outlook. With over US$80 million now secured from investors and government commitments, Electra has obtained all the capital required to complete construction and commissioning of North America’s first cobalt sulfate refinery, a critical asset that will strengthen the region’s battery and defense supply chains.

With the successful closing of these transactions and previously announced government commitments, the construction and commissioning of Electra’s cobalt sulfate refinery in Temiskaming Shores, Ontario, are now fully funded. The refinery is a flagship asset that will be the first of its kind in North America. As a fully permitted and construction-ready project, the refinery will strengthen the region’s battery and defense supply chains, playing a critical role in reshoring cobalt processing, a capability that both the U.S. and Canadian governments have identified as essential to national security and industrial resilience.

Highlights:

  US$82 million secured from investors and committed by government partners fully funds construction and commissioning of North America’s first cobalt sulfate refinery

  US$40 million debt equitization reduces total debt from US$67 million to US$27 million, simplifying Electra’s capital structure

  Significant insider participation, including directors and management, bolstering strategic alignment with shareholders

“With construction of our cobalt refinery now fully funded and our balance sheet reset, we are entering the execution phase with the resources and focus needed to deliver North America’s first cobalt sulfate facility,” said Trent Mell, CEO. “This marks a turning point for Electra and a critical step in reducing foreign dependence in the battery supply chain. The coming together of our lenders, shareholders, and three levels of government underscores the strategic importance of this asset.

“Today, more than 90 percent of global cobalt sulfate production comes from China,” Mell added. “Establishing a resilient, transparent, and domestically controlled supply chain is essential for our most critical industries including automotive, defense, energy and infrastructure. Electra is proud to be part of the solution to strengthen North American supply security.”

“The financing and debt restructuring significantly de-risk Electra’s path forward,” said Marty Rendall, CFO. “A simplified capital structure and stronger financial position give us greater flexibility to advance construction and prepare for commissioning. Institutional demand for this offering highlights the growing conviction in the critical minerals sector and in Electra’s leadership within it.”

As previously announced, Electra has also recently added three directors to its board: David Stetson, a seasoned energy and mining executive; Gerard Hueber, a retired U.S. Navy Rear Admiral and former Raytheon executive; and Jody Thomas, Canada’s former National Security and Intelligence Advisor to the Prime Minister. These appointments enhance the Company’s depth of leadership and reinforce its positioning at the intersection of critical mineral supply, industrial policy, and national security.

Electra’s Ontario cobalt sulfate refinery will be the first facility on the continent to produce battery-grade cobalt sulfate. Once operational, it is expected to produce up to 6,500 tonnes of cobalt sulfate annually, enough to support production of batteries for approximately 1 million vehicles, or to supply strategic sectors such as national defense, energy storage, and grid infrastructure.

Electra will continue to advance its portfolio of projects during the construction phase; projects aligned with long-term demand growth and domestic sourcing priorities. This pipeline includes expanding the potential of Electra’s Idaho cobalt project, Iron Creek, a possible future source of U.S.-sourced feedstock, to support the development of domestic supply in U.S., advancing its black mass recycling program to recover critical minerals from production scrap for reuse in the domestic supply chain, and evaluating opportunities for nickel sulfate refining capacity in North America to meet projected cathode material bottlenecks.

Together, these initiatives position Electra as a key contributor to North America’s secure and sustainable critical minerals supply chain, supporting the production of low-carbon, ethically sourced materials essential to national defense, grid infrastructure, and industrial resilience.

Closing of the Transactions

The previously announced US$34.5 million financing (the “Offering”) was completed on a “best-efforts” basis pursuant to the terms of an agency agreement (“Agency Agreement”), dated as of the date hereof, and entered into by the Company with Cantor Fitzgerald Canada Corporation and ECM Capital Advisors Ltd. (the “Co-Lead Agents”), as co-lead agents, each on its own behalf, and on behalf of a syndicate of agents which included Independent Trading Group (ITG), Inc. and Kernaghan & Partners Ltd. (collectively with the Co-Lead Agents, the “Agents”). In accordance with the Agency Agreement an aggregate of 46,000,000 units of the Company (each, a “Unit”), such aggregate amount being inclusive of the exercise in full of an over-allotment option which was granted to the Agents, were issued by the Company in a private placement at a price of US$0.75 (the “Issue Price”) per Unit, for aggregate gross proceeds to the Company of US$34.5 million.

Each Unit consists of one common share (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one Common Share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the Offering until October 22, 2028.

Given the strong demand for the Offering, Electra successfully completed the Offering without requiring the Lenders’ previously announced US$10 million conditional commitment.

Net proceeds from the Offering, along with previously announced government commitments in press releases dated March 21, 2025 and September 12, 2025, are intended to be used to advance the completion and ramp-up of Electra’s cobalt refinery, advance the Company’s black mass recycling program, to repay the US$2 million aggregate principal amount of unsecured 90-day promissory notes issued to the Lenders on August 22, 2025, to pay expenses in connection with the Restructuring and to support general working capital and corporate purposes.

Each of Trent Mell, Chief Executive Officer; Marty Rendall, Chief Financial Officer; Heather Smiles, Vice President, Investor Relations & Corporate Development; George Puvvada, Vice President, Metallurgy & Technology; Michael Insulan, Vice President, Commercial purchased Units in the Offering; and David Stetson, Gerard Hueber, John Pollesel, and Alden Greenhouse, each a director of the Company, also participated in the Offering by purchasing Units.

By virtue of their participation, the Offering constituted a “related party transaction” under applicable Canadian securities laws. The Company did not file a material change report more than 21 days before closing of the Offering as the details of the abovementioned insider participation were not settled until shortly prior to closing, and the Company wished to close the Offering on an expedited basis. As neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the related parties, exceeded 25% of the Company’s market capitalization, neither a formal valuation nor minority shareholder approval were required in connection with the Offering.

As consideration for their services, at the Closing of the Offering (the “Closing Date”), the Company paid aggregate cash commission of $1,851,331.52 to the Agents. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase Common Shares to the Agents (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at the Issue Price, at any time on or before the date that is 36 months following the Closing Date.

The Units were offered on a private placement basis to purchasers resident in each of the provinces and territories of Canada (the “Canadian Selling Jurisdictions”) pursuant to (i) the accredited investor exemption outlined in Part 2 of NI 45-106 and (ii) the listed issuer financing exemption as set out under Part 5A of National Instrument 45-106 – Prospectus Exemptions, as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”), as well as to purchasers resident outside of Canada pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada. There is an offering document related to the portion of the Offering conducted under the Listed Issuer Financing Exemption accessible under the Company’s profile on SEDAR+ at www.sedarplus.ca and at www.electrabmc.com. Prospective investors should read this offering document before making any investment decision.

The Common Shares issuable from the sale of 6,400,000 Units, and the Common Shares issuable upon the exercise of the Warrants at least 60 days from the completion of the Offering, from these Units, issued under the Listed Issuer Financing Exemption will not be subject to a hold period in accordance with Canadian securities laws and are expected to be immediately freely tradeable in Canada. All other securities issued in the Offering to purchasers in Canada will be subject to a statutory hold period in Canada of four months and one day following issuance to the extent required by applicable securities laws. Any securities sold outside of Canada to non-residents of Canada will be free of any hold period under applicable Canadian securities legislation. In addition, an aggregate of 6,782,802 Units issued to insiders under the Oﬀering are subject to a four-month hold period in Canada pursuant to applicable policies of the TSX Venture Exchange (the “TSXV”).

Concurrently with the closing of the Offering, the Company also closed a concurrent financial restructuring transaction (the “Restructuring”) with the holders (the “Lenders”) of the Company’s existing Notes, pursuant to which:

  the Lenders and the Company entered into exchange agreements dated as of the date hereof (each, an “Exchange Agreement” and collectively, the “Exchange Agreements”) pursuant to which each of the Lenders exchanged 60% of the aggregate principal amount of the senior secured convertible notes (“Notes”) beneficially owned or held by each of the Lenders, plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) to but excluding October 9, 2025, for Units at a deemed price of US$0.75 per Unit (the “Equity Exchange”);

  the Lenders exchanged the remaining 40% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the Notes for an equal aggregate principal amount of a new term loan (the “New Term Loan”) pursuant to a credit agreement and Common Shares at a deemed price of US$0.90 per Common Share (the “Debt Exchange”). Interest on the New Term Loan will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The New Term Loan matures on October 22, 2028;

  to the extent that the Equity Exchange and the Debt Exchange would result in any Lender, individually or together with any person or company acting jointly or in concert (as such terms are defined in the Securities Act (Ontario)) with such Lender, beneficially owning Common Shares in excess of 9.90% of the issued and outstanding Common Shares following the Offering and the Restructuring, such Lender received Pre-Funded Warrants (“Pre-Funded Warrants”) in lieu of the excess amount of Common Shares underlying the Units which would otherwise have been issuable. Each Pre-Funded Warrant is exercisable by the holder thereof to acquire one (1) Common Share (“Pre-Funded Warrant Share”) at an exercise price of US$0.000001 per Pre-Funded Warrant Share, subject to adjustment in accordance with the terms thereof, for an indefinite period without expiry. As a result, the Company issued an aggregate of 27,128,396 Common Shares, 55,041,712 Warrants and 31,735,657 Pre-Funded Warrants to the Lenders under the Equity Exchange and the Debt Exchange;

  an aggregate of 3,835,378 common share purchase warrants held by the Lenders were cancelled;

  the Company entered into amended & restated royalty agreements with the Lenders, dated as of the date hereof, amending the royalty agreements (the “Royalty Agreements”) dated as of February 13, 2023 to (i) extend the length of the royalty on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raise the aggregate cap under all Royalty Agreements from US$6,000,000 to US$10,000,000 (each, an “Amended & Restated Royalty Agreement” and collectively, the “Amended & Restated Royalty Agreements”); and

  the Company redeemed the US$2 million aggregate principal amount of unsecured 90-day promissory notes (“Bridge Notes”) for an aggregate of US$2,040,000, inclusive of interest.

In connection with the closing of the Restructuring, the Company and the Lenders also entered into a registration rights agreement, pursuant to which the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “Commission”) covering the resale of the securities issued under the Equity Exchange and the Debt Exchange. Following the closing and repayment of the unsecured promissory notes as disclosed above, the Lenders do not have any ongoing right to appoint members of the Board.

Whitebox Advisors LLC, Highbridge Capital Management LLC and O'Connor (a distinct business unit of UBS Asset Management (Americas) LLC) have informed the Company that they, each together with the funds they respectively manage, have ceased to be joint actors in respect of the Company.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Units, the Common Shares, the Warrants, the Brokers Warrants, any securities issuable upon the exercise thereof, or any other securities of the Company (collectively, the “Securities”) in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Rule 902(k) of Regulation S) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Any securities sold in the United States in the Offering were sold only to “accredited investors” (as such term is defined in Rule 501(a) under the U.S. Securities Act) pursuant to Rule 506(c) of Regulation D under the U.S. Securities Act.

Corporate Update

The Company also announces its engagement with Epstein Research, a research and analysis firm owned by Peter Epstein, based in Montebello, NY and active in the metals and mining industry. Epstein Research increases awareness of the Company through social media platforms, and produces management interviews and written, visual and video content. The engagement commenced on October 17, 2025, for a period of three months, during which time Epstein Research will be paid an aggregate of US$7,500, representing a monthly cash fee of US$2,500. The Company is at arms-length from Epstein Research, and Peter Epstein, and the compensation paid to Epstein Research does not include any securities of the Company.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the closing of the Offering and the Restructuring, the anticipated use of proceeds from the Offering and the Restructuring, the completion and timing of construction and commissioning of the cobalt sulfate refinery, anticipated production capacity, expected use of proceeds, future financial position, business strategy, and growth initiatives including nickel refining and battery recycling. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.